September 9, 2025

Scott Swann
Chief Executive Officer
Rank One Computing Corp dba ROC
1290 Broadway, Suite 1200
Denver, CO 80203

       Re: Rank One Computing Corp dba ROC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 14, 2025
           CIK No. 0002077709
Dear Scott Swann:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. Please revise to disclose the number of customers for each period presented in your financial statements. Also, disclose for each period the percentage of revenue generated by each of your major products, the percentage of revenue generated in each of your principal markets, and the percentage of revenue earned from contracts with the federal government and government agencies.
2. Please explain your statement that "ROC was born inside the U.S. national securities community." Further, you state that you deliver services to "Fortune 1000 companies,
       U.S. Department of Defense, Department of Justice, state and local law enforcement, and national security agencies." Please disclose the percentage of revenue generated
 September 9, 2025
Page 2

       by each of these customers, if material, or tell us why they have been identified so prominently in your executive summary.
Prospectus Summary
Implications of Being an Emerging Growth Company, page 4

3. You state that you have irrevocably elected to take advantage for complying with new or revised accounting standards. Please note, your election to take advantage of the extended transition provisions is not irrevocable. Please revise.
Risk Factors
Historically, existing customers have expanded their relationships with us..., page 9

4. You state here that you generally offer contract terms up to 10 years in length. However, on page F-9, you state the typical terms of your software license
       contracts range from 12 to 36 months and on page 10, you state term-based licenses are generally one year. Please explain these inconsistencies and revise as necessary.
5. We note that your disclosure regarding the revenue contribution of significant customers is inconsistent. Please clarify the amount of revenue generated by each significant customer in 2023 and 2024. For example, you state here that your top three customers together accounted for 44% of your revenue in fiscal year 2024 but disclose in the notes to the financial statements that two customers each individually accounted for 26% and 23% of revenue in 2024.
6. Please disclose the material terms of your agreements with your three major customers, including any termination provisions, and file your agreements with them as exhibits or tell us why it is not required. Refer to Item 601(b)(10)(ii)(B) of
       Regulation S-K.
We face intense competition in our markets..., page 16

7. You state that some of your sales to government entities have been made indirectly through your channel partners. Please disclose the percentage of sales in each period presented that have been made through channel partners and clarify whether you have channel partners that accounted for a material amount of your revenues. Cautionary Note Regarding Forward Looking Statements, page 43

8. Please note that the safe harbor for forward-looking statements provided by the
       Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the
       Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 48

9. Please revise your disclosure to explain what is meant by "Poison AI." September 9, 2025
Page 3
10.    We note your disclosure that your "commercial ARR is growing steadily."
Please
       clarify whether you use annual recurring revenue ("ARR") as a key metric to evaluate and manage your business. If so, please disclose the ARR for all periods presented and describe how it is calculated. Refer to SEC Release
33-10751.
Results of Operations, page 50

11. We note your discussion of the decrease in revenue from research and development contracts with the U.S. government and quasi-governmental entities. Please tell us whether such decrease represents a potential trend in this revenue stream, or any other revenue stream that is dependent on government contracts, and if so, revise your
       Overview section to include a discussion of any known trends, uncertainties and events that have had, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. Refer to Item 303(b)(1) and (2) of
       Regulation S-K.
12.    You state that revenue from your flagship ROC SDK product increased from
$5.5
       million in 2023 to $6.4 million in 2024. These amounts differ from the breakdown of revenue provided on pages 50 and F-9. Please revise to resolve this apparent inconsistency and update your CAGR calculations, as necessary.
Liquidity and Capital Resources, page 52

13. Please revise to disclose the amount of minimum funding necessary to meet your operating needs for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K. Business
Vision, Industry, and Market Opportunity, page 56

14. Please provide citations for the studies or analyses that you refer to as support for your claims regarding the sizes of the total addressable markets for your products.
15. You calculate your total addressable market in 2025 for ROC products and services as approximately $100 billion to $116.5 billion globally. Please tell us the basis for calculating your market opportunity globally rather than limiting it to the geographic markets in which you currently operate. Explain the material assumptions and limitations used in providing this estimate.
Certain Relationships and Related Party Transactions, page 84

16. You provide related party disclosure starting from January 1, 2023. Please include disclosure covering the last three fiscal years. Refer to Instruction 1 to Item 404 of
       Regulation S-K, particularly the three-year requirement for registration statements.
17. You disclose that the company will be a "controlled company" within the meaning of the Nasdaq listing rules as of the date of the prospectus and upon completion of the offering as a result of the beneficial ownership of your executive officers and directors. Please disclose whether there is a voting or shareholder agreement between these executive officers and directors.
 September 9, 2025
Page 4
Consolidated Financial Statements of Rank One Computing Corporation
Note 2 - Summary of Significant Accounting Policies
Concentration of Credit Risk and Other Risks and Uncertainties, page F-8

18. Please revise to clarify whether the customers that accounted for greater than 10% of your revenue in fiscal 2024 are the same customers from fiscal 2023. In this regard, distinguish your major customers each year by, for example, identifying them as customer A, customer B, etc., so as to clarify whether there were any changes in your significant customers during the periods presented. Similar revisions should be made with regard to accounts receivable, as well as your disclosures on page F-19.
Income Taxes, page F-9

19. We note that effective January 1, 2024, you became a C-Corporation. Please tell whether any undistributed earnings existed upon termination of your S-Corporation status and how you reflected such amounts in your consolidated financial statements.
       Refer to SAB Topic 4.B. Also, tell us your consideration to include pro forma information to reflect the tax expense for periods prior to your election. Refer to
       Article 11-02(b)(5) of Regulation S-X.
Revenue Recognition, page F-9

20. You state that bundled security solutions include software, hardware, and installation services. Please tell us, and revise as necessary to clarify, whether such arrangements also include support services, similar to your perpetual and term-based software licenses.
Note 6 - Leases, page F-13

21. Please revise to describe how you determined the discount rate for your leases and disclose the discount rate used for each period presented. In this regard, you refer to three different rates on page F-14, however, it is unclear what they relate to. Refer to
       ASC 842-20-50-3.c.3.
Note 11 - Segment Information, page F-19

22. You state that you have one operating segment, however, you also refer to "sales information about the company's reportable segments" in the table on page F-19, which appears to suggest you have three reportable segments. Please revise to clarify this apparent inconsistency. In addition, revise your reference to the years ended June
       30, 2024 and 2023, in the disclosure that precedes the table.
23. Please revise to provide segment information as required by ASU 2023-07 and ASC
       280-10-50. At a minimum, you should provide the title and position or the name of the group or committee that you have identified as the CODM. Also, disclose the segment measure(s) of profitability used by the CODM and how the CODM uses such measure(s) in allocating resources and assessing performance. In addition, disclose the significant expense categories that are regularly provided to the CODM and included in the reported segment profit or loss, and any other segment items. Refer to ASC
       280-10-50-21, 50-22, 50-26A to 50-26B, 50-29(f) (and the example in ASC
280-10-
       55-54(c)), as well as any other applicable guidance.
 September 9, 2025
Page 5

General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Chen Chen at 202-551-7351 or Kathleen Collins at
202-551-3499 if
you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Soyoung Lee